Mail Stop 3561

								August 24, 2005

Mark Nordlicht, Chairman of the Board
Platinum Energy Resources, Inc.
152 West 57th Street, 54th Floor
New York, New York 10019

      Re:	Platinum Energy Resources, Inc.
		Registration Statement on Form S-1
		Amendment No. 1 filed July 27, 2005
      File No. 333-125687

Dear Mr. Nordlicht:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter. Please note that the page numbers referred to below refer to the numbering of the non-EDGAR marked copy.

General

1. We note your response to our previous comment five. Please explain the basis for your disclosure that the securities will be listed on the American Stock Exchange. Please explain how the company will satisfy each criterion for at least one of the listing standards on the exchange. Please include a discussion of all of the quantitative standards, e.g., number of public shareholders.





Risk Factors, page 6

2. As a general rule, your risk factors should only work in this document. If they are readily transferable to other offering documents, they are probably too generic. See Item 503(c) of Regulation S-K. You should present as risk factors only those factors that represent a material risk to investors in this offering.
Do not include risk factors that could apply to any issuer or to any other offering. Many of your risk factors fit into this category and you should remove them; e.g., 28th, 29th, 30th, 31st, and 33rd.

3. Several of the risk factors presented continue to be duplicative and/or not material. Please revise and delete unnecessary risk factors; e.g., 15th, 35th and 36th.

4. We still question the 27th risk factor. It is not clear how disallowance in a particular state will jeopardize an investor in that state if he or she is unable to invest. Please explain.

Use of Proceeds, page 17

5. We note your response to our previous comment 18 and we reissue the comment. We note that the company states that "[t]he proceeds held in the trust fund may be used as consideration to pay the sellers of a target business . . . Any amounts not paid as consideration to the sellers of the target business may be used to finance operations of the target business." Please discuss all possible uses of the proceeds held in trust if such funds are released to the company. For example, please include whether any finder`s fees and expenses that are in addition to those expenses to be paid from the net proceeds not held in trust, could be paid from the proceeds held in trust if the company would consummate a business combination. If not, please affirmatively confirm that the proceeds held in trust will not be used to pay any finder`s fees or expenses related to finding target businesses. Please reconcile this disclosure with the disclosure in the second to last full paragraph on page 21 in the MD&A section.

6. In the use of proceeds table, in the use of net proceeds not held
in trust, we note the line item of $180,000 for "[l]egal,
accounting,
and other expenses attendant to the due diligence investigations, structuring and negotiations of a business combination." We also note another line item of $180,000 allocated to due diligence and a line item of working capital for reimbursement of expenses
incurred
in investigating a target business.  Please explain why there are two
separate amounts for due diligence and another line item for similar
expenses.  Please reconcile these line items with the disclosure in
the first full paragraph on page 18 that "[o]ur officers and directors . . . would be reimbursed for any out-of-pocket expenses
..
.. . in connection with such due diligence activities. We believe that the excess working capital will be sufficient to cover the foregoing expenses and reimbursement costs." Please explain which line item would be allocated to pay existing stockholders for reimbursement of their out-of-pocket expenses for due diligence. Please clearly indicate which line item will be allocated to pay fees to market research firms and or third party consultants to assist the company`s search for a target business and whether these fees would include due diligence. Please clearly indicate whether any of the reimbursements to stockholders for out-of-pocket expenses will be for their payments to third parties for third parties` performance of due diligence. Please reconcile theses expenses with the disclosure in the last two full paragraphs on page 21 in the MD&A section.

Management`s Discussion and Analysis of Financial Condition and
Results of Operations, page 21

7. We note the statement "[t]o the extent that our capital stock is used in whole or in part as consideration to effect a business combination, the proceeds held in the trust as well as any other net proceeds not expended will be used to finance the operations of the target business." Please discuss all possible uses of the proceeds held in trust if such funds are released to the company. Please see our comments above for the use of proceeds section.

Proposed Business, page 23

Introduction - Oil and Gas E&P Industry, page 23

8. We note the statement that "We believe that there is a gap in value between oil and gas reserves and the price of energy commodities." The statement is not understood and should be explained. If it is derived from published documents, please cite them.

Management, page 31

Conflicts of Interest, page 33

9. Please fully disclose the intentions of officers and directors regarding purchase of shares in this offering and/or in the open market presently discussed in boilerplate at the top of page 34.

10. The reference to "proxy solicitation materials furnished to stockholders" on the same page should be revised if the registrant does not intend to register under section 12 of the Exchange Act.

Where You Can Find Additional Information, page 45

11. Please include the Commission`s new address: 100 F Street,
N.E.,
Washington, DC 20549.








Financial Statements

Note 3 - Proposed offering, F-9

12. We read your response and revised disclosure related to our prior comment 42. It is unclear to us how you determined that using eight companies with market capitalizations under $1.3 billion was reasonable. Please provide us with a list of the companies used in your estimate and identify their market capitalization and volatility. Supplement your response with a narrative discussion (using quantitative and qualitative points) to clarify why you believe your business is comparable. Please advise or revise.

Other Regulatory

13. Please provide a currently dated consent of the independent accountants with any amendment to the registration statement.

* * * * *

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      You may contact Blaise Rhodes at (202) 551-3774 or Hugh West at
(202) 551-3872 if you have questions regarding comments on the financial statements and related matters. Please contact Thomas Kluck at (202) 551-3233 or Don Rinehart, who supervised the review of your filing, at (202) 551-3235 with any other questions.

      Sincerely,


      John Reynolds
      Assistant Director

cc:	Kenneth R. Koch, Esq.
	Fax: (212) 983-3115
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Mark Nordlicht
Platinum Energy Resources, Inc.
August 24, 2005
Page 1